Exhibit 99.2

1 Fourth Quarter and Full Year 2023 Results March 2024 DCX

Disclaimer This presentation is provided solely by TDCX Inc. (the “Company”) acting in its own capacity and on behalf of its subsidiaries. Forward-looking statements. This presentation may contain forward-looking statements, outcomes, forecasts, estimates, projections and opinions (“forward-looking statements”). No representation or promise is made or will be made that any forward-looking statement will be achieved or will eventuate in the future. Actual events, results, returns and operations could vary materially from those reflected or contemplated in such forward-looking statements. Similarly, no representation or promise is given by the Company that the assumptions, variables and other inputs used in or underlying this presentation are reasonable, reliable or accurate. Circumstances may change and the contents of this presentation may become outdated as a result. Forward looking statements are by their nature subject to significant uncertainties and contingencies and reliance should not be placed upon them. Past performance of the Company and any of its subsidiaries cannot be relied upon as a guide to future performance. Non-IFRS financial measures. This presentation includes certain financial measures not presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) including EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income Margin, Adjusted EPS, Revenue at Constant Currency and Revenue Growth at Constant Currency. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing the Company’s financial results or position. Therefore, these measures should not be considered in isolation or as an alternative to gross profit, profit for the period, cash flow or other measures of profitability, liquidity or performance under IFRS. You should be aware that the Company’s presentation of these measures may not be comparable to similarly-titled measures used by other companies which may be defined and calculated differently. See the Reconciliation section in the Appendix for a reconciliation of these non-IFRS measures to the most directly comparable IFRS measure. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K. No representation. In preparing this presentation, the Company has relied upon and assumed, without independent verification, the accuracy and completeness of all information available from public sources or which has otherwise been reviewed. Any information regarding price or value in this presentation should not be interpreted as an actual or guaranteed realizable price or value. The Company does not warrant or guarantee the performance of the Company, its assets, business, any financial product or any return associated with any investment. The Company does not make any representation or warranty, express or implied, with respect to the accuracy or completeness of this presentation, or the reasonableness of any assumption contained in this presentation and is not under any obligation to provide you with access to any additional material and reserves the right to amend or replace the same at any time upon its sole discretion. The materials in this presentation is not complete, and not intended to be relied upon, or provide the sole or principal basis of any decision or other action in relation to any transaction. No advice and not an offer. Nothing in this presentation should be construed as or constitutes legal, tax, regulatory, accounting, investment or other (including financial product) advice or as a securities or other recommendation. Furthermore, this presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities of TDCX Inc. and any of its subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision. Industry information. Certain industry, market and competitive position data in this presentation is based on third-party data provided by Frost & Sullivan. Such data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates, as there is no assurance that any of them will be reached. Industry publications, reports, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources and estimates are subject to the same qualifications and uncertainties. Convenience translation. The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3186 to US$1.00, being the approximate rate in effect as of December 31, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all.

3 HIGHLIGHTS & OVERVIEW 01.

All amounts in USD Highlights – Fourth quarter and full year 2023 unless stated otherwise Achieved midpoint of revenue growth guidance FY2023Q4 2023 Revenue-0.9% YoYRevenue-10.1% YoY $499m(+3.0% YoY in constant currency1 )$120m(-5.3% YoY in constant currency1 ) or S$658mor S$159m Sustained client growth Lower operating cash flow due to margin compression 97FY2023 Clients as of+15.5% Net cash from-16.6% operating activities 31 Dec 2023Year-on-yearYear-on-year (31 Dec 2022: 84)$104m or S$137m Note – Financial figures are unaudited. Convenience translation—The Company’s financial information is stated in Singapore dollars, the legal currency of Singapore. Unless otherwise noted, all translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this presentation were made at a rate of S$1.3186 to US$1.00, being the approximate rate in effect as of December 31, 2023. We make no representation that any Singapore dollar or U.S. dollar amount could have been, or could be, converted into U.S. dollars or Singapore dollar, as the case may be, at any particular rate, the rate stated herein, or at all. 1. Revenue at Constant Currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group’s presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period. It is a supplemental, non-IFRS financial measures4 and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

Rising client count, expanding the long tail Client count1 Improved diversification Newly launched clients in Q4 Clients outside include: Top 2 client revenue mix +15% Top 5 revenue Global digital payments company 55% 48% Professional chauffeur portal +44% FY 22 FY 23 2 clients which have 97 84 signed but not yet Top 5 client revenue mix launched2: 52 Regional airline based 57% 81% 50% 73% out of Southeast Asia Q2 FY 22 22 Q2 FY 23 23 European medical 2021 2022 2023 device manufacturer FY 22 FY 23 As of Dec 31 1. “Client count” refers to clients with launched campaigns that are revenue generating. Includes additional clients attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned 5 subsidiary on October 13, 2022. 2. There are 2 clients which have been signed but are not yet revenue generating as of December 31, 2023.

Maximizing utilization in current geos to be a key focus 17,800+ Employees globally as at Dec 31, 2023 Global English6 25% Southeast Asia4 59% North Asia5 11% Others 4% FY2023 Revenue Mix CHINA PHILIPPINES JAPAN THAILAND SPAIN COLOMBIA INDIA MALAYSIA SINGAPORE ROMANIA S. KOREA VIETNAM HONG KONG TÜRKIYE INDONESIA BRAZIL Note -Financial figures are unaudited. Total might not add up due to rounding. 1. Refers to sites in Colombia, India, Romania, South Korea, Hong Kong, Türkiye, Vietnam, Brazil and Indonesia. 2. Includes revenues attributable to the acquisition of our previous Hong Kong associated company into a wholly-owned subsidiary on October 13, 2022 3. In addition to the above geographies, companies were set up in Australia and Taiwan in 2022 to deliver business services for a client. 4. Refers to sites in Singapore, Malaysia, Thailand, Vietnam and Indonesia, which mainly serve Southeast Asian languages. 5. Refers to sites in Japan, China, Korea, Hong Kong and Taiwan, which mainly serve North Asian languages. 6. Refers to sites in Philippines and India, which mainly serve the Global English market.

02. Q4 2023 PERFORMANCE

Q4 23 included a net reversal of equity-settled share-based payment Q4 financial performance expense of around US$4 million due to vesting conditions not being met EBITDA2 (US$m1) Profit for the Period (US$m1) Revenue (US$m1) EBITDA 24.2% 29.5% Boosted by reversal Margin2 +27.8% of equity-settled share-based +9.7% payment expense, -5.3% in lower tax, and higher constant interest income currency2 36 24 -10.1% terms 32 19 EPS: 17¢ Q4 22 Q4 23 Q4 22 Q4 23 Adjusted EBITDA2 (US$m1) Adjusted Net Income2 (US$m1) 134 120 Adj EBITDA 29.9% 27.2% -16.8% Margin2 -18.3% 40 25 33 21 Adj EPS2: 15¢ Q4 22 Q4 23 Q4 22 Q4 23 Q4 22 Q4 23 Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3186 assumed in converting Q4 22 and Q4 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. 8 2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

Q4 revenue by service offering Revenue Change by Service (US$m1) Revenue Mix by Service -10% 134 120 Content, Trust & Safety 21 13 -37% Omnichannel CX Sales & Digital Sales & Digital 37 61% 33 Marketing Marketing -12% 27% Omnichannel CX 75 Content, Trust & 73 Others2 Safety -2% 1% 11% Q4 22 Q4 23 Q4 23 Note – Financial figures are unaudited. Total might not add up due to rounding. 1. FX rate of US$1 = S$1.3186 assumed in converting Q4 22 and Q4 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. 9 2. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

Q4 operating expenses Operating Costs as a % of Revenue (%) 82% 78% (80% ex-PSP)1 (82% ex-PSP)1 -14% Total operating cost (US$m) 110 (-8% ex-PSP)1 All others 15 94 -22% Depreciation 8 12 8 flat 87 -15% Employee benefits (-6% ex- 74 PSP)1 Q4 22 Q4 23 Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. Convenience translation – FX rate of US$1 = S$1.3186 assumed in converting Q4 22 and Q4 23 financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2023. 10 1. Refers to operating costs as a percentage of revenue excluding equity-settled share-based payment expense.

03. FY 2023 PERFORMANCE

FY 2023 included a net reversal of equity-settled share-based payment FY 2023 financial performance expense of around US$7 million due to vesting conditions not being met EBITDA2 (US$m1) Profit for the Period (US$m1) Revenue (US$m1) Boosted by net EBITDA 27.1% 27.4% reversal of equity-Margin2 settled share-+14.5% based payment +0.1% expense in Q1 and +3.0% in Q4 23 -0.9% constant currency2 137 137 80 91 EPS: 63¢ terms FY 22 FY 23 FY 22 FY 23 Adjusted EBITDA2 (US$m1) Adjusted Net Income2 (US$m1) 504 499 Adj EBITDA 29.8% 26.2% -8.7% Margin2 -12.8% 93 85 150 131 Adj EPS2: 59¢ FY 22 FY 23 FY 22 FY 23 FY 22 FY 23 Note – Financial figures are unaudited. 1. FX rate of US$1 = S$1.3186 assumed in converting FY 22 and FY 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. 12 2. EBITDA, EBITDA Margins, Adjusted EBITDA, Adjusted EBITDA Margins, Adjusted Net Income, Adjusted EPS, Revenue and Revenue Growth at Constant Currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. For a reconciliation of these non-IFRS financial measures to the most directly comparable IFRS measures, see the Appendix.

FY 2023 revenue by service offering Revenue Change by Service (US$m1) Revenue Mix by Service 504 -1% 499 Content, Trust & Safety2 83 61 -26% Sales & Digital 126 134 Sales & Digital +6% Marketing Marketing Omnichannel CX 27% 60% Content, Trust & Omnichannel CX 291 300 Others3 Safety2 +3% 1% 12% FY 22 FY 23 FY 23 Note – Financial figures are unaudited. Total might not add up due to rounding. 1. FX rate of US$1 = S$1.3186 assumed in converting FY 22 and FY 23 financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. 2. From Q2 2022, Content Monitoring and Moderation service has been renamed as Content, Trust and Safety. Revenue for trust and safety related services that were previously classified under Omnichannel CX solutions and Other service fees respectively, which can currently be reasonably identified and quantified, will now be reported as Content, Trust and Safety services. Accordingly, we reclassified our segment revenues for all periods presented herein on a comparable basis. 13 3. Others include revenues classified in the Consolidated Financial Statements as other business process services and other services.

FY 2023 operating expenses Operating Costs as a % of Revenue (%) 80% 80% (77% ex-PSP)1 (81% ex-PSP)1 -1% (+5% ex-PSP)1 Total operating cost (US$m) 399 +10% All others 40 44 Depreciation 30 33 +10% +10% Employee benefits 331 322 -3% (+4% ex-PSP)1 2022 2023 Note – Financial figures are unaudited. Total might not add up due to rounding. Please refer to the Appendix for details on reconciliation between IFRS and non-IFRS figures. Convenience translation – FX rate of US$1 = S$1.3186 assumed in converting FY 22 and FY 23 financials from Singapore dollar to US dollar, being the approximate rate in effect as of December 31, 2023. 14 1. Refers to operating costs as a percentage of revenue excluding equity-settled share-based payment expense.

APPENDIX

Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EBITDA (Unaudited)	For the three months ended December 31			For the full year ended December 31		
	2023		2022[4]	2023		2022[4]
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Profit for the Period	**24,244**	**31,969**	**25,010**	**91,120**	**120,150**	**104,938**
Adjustments:						
Depreciation and Amortization Expense	8,112	10,696	10,672	33,069	43,605	39,731
Income Tax Expense	5,419	7,146	7,952	19,948	26,304	37,049
Interest Expense	453	597	549	1,651	2,177	1,936
Interest Income	(2,666)	(3,515)	(1,426)	(8,867)	(11,692)	(3,348)
EBITDA	**35,562**	**46,893**	**42,757**	**136,921**	**180,544**	**180,306**
Equity-settled share-based payment (net reversal) / expense[1]	(4,255)	(5,610)	4,112	(6,907)	(9,108)	19,465
Net foreign exchange loss / (gain)[2]	1,343	1,771	6,025	(323)	(426)	(1,761)
Acquisition-related professional fees[3]	107	141	—	1,271	1,676	—
Adjusted EBITDA	**32,757**	**43,195**	**52,894**	**130,962**	**172,686**	**198,010**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3186 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. Total might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain for the three months and full year ended December 31, 2022.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EBITDA for the three months and full year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EBITDA for the three months and full year ended December 31, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted Net Income (Unaudited)	For the three months ended December 31			For the full year ended December 31		
	2023		2022[4]	2023		2022[4]
	US$'000	S$'000	S$'000	US$'000	S$'000	S$'000
Profit for the period	**24,244**	**31,969**	**25,010**	**91,120**	**120,150**	**104,938**
Adjustments:						
Equity-settled share-based payment (net reversal) / expense[1]	(4,255)	(5,610)	4,112	(6,907)	(9,108)	19,465
Net foreign exchange loss / (gain)[2]	1,097	1,447	4,466	(265)	(349)	(1,291)
Acquisition-related professional fees[3]	107	141	—	1,271	1,676	—
Adjusted Net Income	**21,193**	**27,947**	**33,588**	**85,219**	**112,369**	**123,112**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3186 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. Total might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain for the three months and full year ended December 31, 2022.
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted Net Income for the three months and full year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted Net Income for the three months and full year ended December 31, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Adjusted EPS (Unaudited)	For the three months ended December 31			For the full year ended December 31		
	2023		2022[4]	2023		2022[4]
	Per Share US$	Per Share S$	Per Share S$	Per Share US$	Per Share S$	Per Share S$
EPS	**0.17**	**0.22**	**0.17**	**0.63**	**0.83**	**0.72**
Adjustments:						
Equity-settled share-based payment (net reversal) / expense[1]	(0.03)	(0.04)	0.03	(0.05)	(0.06)	0.13
Net foreign exchange loss / (gain)[2]	0.01	0.01	0.03	—	—	—
Acquisition-related professional fees[3]	—	—	—	0.01	0.01	—
Adjusted EPS	**0.15**	**0.19**	**0.23**	**0.59**	**0.78**	**0.85**

To the extent so indicated, financial figures are unaudited. FX rate of US$1 = S$1.3186 assumed in converting financials from Singapore dollar to U.S. dollar, being the approximate rate in effect as of December 31, 2023. Total might not add up due to rounding.

1. Refer to equity-settled share-based payment expense (or net reversal) arising from TDCX Performance Share Plan.
2. Refer to realized and unrealized losses or gains resulting from changes in exchange rates between the functional currency and the currency in which a foreign currency transaction is denominated, net of unrealized losses or gains resulting from change in fair value of derivatives and net of tax effects. The amount of adjustment for net foreign exchange loss or gain previously reported in prior periods did not include unrealized losses or gains resulting from change in fair value of derivatives. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for net foreign exchange loss and net foreign exchange gain for the three months and full year ended December 31, 2022..
3. Refer to fees incurred on third-party service providers in connection with a discontinued acquisition.
4. The reported amounts for Adjusted EPS for the three months and full year ended December 31, 2023 include adjustments for certain items (i.e., acquisition-related professional fees and net foreign exchange gains or losses) which were not included in similar non-IFRS financial measures previously reported in prior periods. In order to place the current disclosure in the appropriate context and enhance its comparability, similar adjustments have been made for Adjusted EPS for the three months and full year ended December 31, 2022.

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Reconciliation of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of Revenue Growth at Constant Currency (Unaudited)	For the three months ended December 31			Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023 S$'000	2023 S$'000	2022 S$'000			
	As reported	At constant currency	As reported			
Revenue	158,804	167,318	176,671	(10.1)%	4.8%	(5.3)%

Reconciliation of Revenue Growth at Constant Currency (Unaudited)	For the full year ended December 31			Revenue growth as reported	Foreign exchange impact	Revenue growth at constant currency
	2023 S$'000	2023 S$'000	2022 S$'000			
	As reported	At constant currency	As reported			
Revenue	658,351	684,143	664,120	(0.9)%	3.9%	3.0%

The exchange rates used for the translation of the local functional currencies of MYR, PHP, THB, JPY and RMB depreciated between 1-7% against the Group's presentation currency of SGD, for the three months ended December 31, 2023, compared to the three months ended December 31, 2022.

To the extent so indicated, financial figures are unaudited. Total might not add up due to rounding.

Revenue at constant currency is calculated by translating the revenue of our local subsidiaries in each period in the respective local functional currencies to the Group's presentation currency, using the average currency conversion rates in effect during the comparable prior period, rather than at the actual currency conversion rates in effect during the current reporting period.

Revenue at constant currency and revenue growth at constant currency are supplemental, non-IFRS financial measures and should not be considered in isolation or as a substitute for financial results reported under IFRS. We have not reconciled non-IFRS forward-looking revenue growth at constant currency to its most directly comparable IFRS measure, as permitted by Item 10(e)(1)(i)(B) of Regulation S-K

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DCX THANK YOU! IN f